SUBJECT: FINANCIAL STATEMENTS FOR FYE 6-30-2025

NELSON SECURITIES INC.

9718 N. MORTON CT,

SPOKANE, WA 99218

DB# 14377

SEC# 8-30576

NELSON SECURITIES INC

AUDITED FINANCIAL STATEMENTS

<u>FOR THE YEAR END</u>

JUNE 30, **2025**

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SECFILE NUMBER
8-30576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and ISa-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING JULy 1, 2025 (MM/DD/VY) AND ENDING JUNE 30, 2025 (MM/DD/VY)

A. REGISTRANT IDENTIFICATION

NAMEOF FIRM: _ N_E_L_S_O_N_S_E_C_U_R_I_T_IE_S_,_I_N_C_. -------

TYPE OF REGISTRANT (check all applicable boxes):

0 **Broker-dealer** D **Security-based swap dealer** D Major security-based swap participant

D **d1eck here** if **resPondent is also** an OTC**derivatives dealer**

ADDRESSOF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9718 N MORTON COURT

(No. and Street)

SPOKANE	WA	99218
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PATRICK K. DONAHUE	(509) 838-1313 X 140	pdonahue@nelsonsecurities.com
(Name)	(A1ea Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GOLDMAN & COMPANY, CPAs

(Name- if individual, state last, first, andmiddle name)

3535 ROSWELL ROAD, SUITE 32	MARIETTA	GA	30062
(Address)	(City)	(State)	(Zip Code)

JUNE 25, 2009	1952
(Date of ReRistration with PCAOB)(if aoolicablel	(PCAOB ReRistration Number, if applicable)

FOR OFFICIAL USE ONLY

• daims for exemption from the requirement that the annual reports be covered by the repQrts of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(I)(ii), if applicable.

Persons who are to respond to the collection of Informetlon contained In this form **are** not required to respond unless the form displays II currently valid 0MB control number.

OATH OR AFFIRMATION

I, <u>ROBERT 0. NELSON, JR</u>. swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>NELSON SECURITIES, INC</u>. as of <u>6/30</u> 2 is true andcorrect. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
PRESIDENT

This flllng.. contains(check all applicable boxes):

lii (a) Statement of financial condition.

lii (b) Notes to consolidated statement of financial condition.

lii (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).

lii (d) Statement of cash flows.

I!!il (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

D (f) Statement of changes in liabilities subordinated to claims of creditors.

lii (g) Notes to consolidated financial statements.

lii (h) Computation of net capital under 17 CFR240.15c3-1 or 17 CFR 240.18a-1, as applicable.

D (i) Computation of tangible net worth under 17 CFR 240.18a-2.

D U) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

D {k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

D {I) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

D (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

D (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p){2) or 17 CFR 240.18a-4, as applicable.

lii (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.lBa-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

D (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

lii {q) Oath or affirmation in accordance with 17CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

D (r) Compliance report in accordance with 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

lii (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

D {t} Independent public accountant's report based on an examination of the statement of financial condition.

lii (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-S, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

D (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

lii (w} Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

D (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

D (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

D (z) Other: ---

[0]To request confidential treatment of certain portions of this filing, see 17 CFR 240.17o-5{e)(3) or 17 CFR 240.1Bo-7{d)(2), as applicable.

September 19, 2025

To The Shareholders of
Nelson Securities, Inc

In connection with our audit of the financial statements and supplemental information of Nelson Securities, Inc for the year ended June 30, 2025 and have issued our report thereon dated September 19, 2025. Professional standards require that we provide you with the following information **related**u to our audit.

Significant and Critical Accounting Policies and Practices

~~Management is responsible for the selection and use~~ of appropriate accounting policies. I..P accordance with the tem,s of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule I7a-5 under the Securities and Exchange Act of 1934. **As described** in **Note 2, the Company adopted FASB Accounting Standard ASU 2014-09,** *Revenue from Contracts with Customers and all subsequent amendments (collectively ASC 606).*

We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that arc both most important lo the portrayal of the Company's financial condition and results and require management's most difficult, subjective. or complex judgments, often as a result of the need lo make estimates about the eflects of matters that are inherently uncertain. The critical accounting policies used by Nelson Securities, Inc in its 2025 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly unce11ain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was:

> **All accounts receivable arc deemed collectible.**
>
> We evaluated the key factors and assumptions used to develop the accounts receivable collectability in dete1111ining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual Lransactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. **We noted no significant unusual transactions during our audit.**



Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were **previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.**

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amoums and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

We noted the firm's procedures failed to detect net capital sufficiency at year end.

This requires attention and enhanced management processes and procedures to ensure adherence to these compliance requirements.

We consider this a control deficiency and have issued a letter of Communication of Significant Deficiencies and Material Weaknesses to the Audit Committee and Management.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. **Seven uncorrected immaterial misstatements and three corrected material misstatements. (see attached)**

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption ReporL We did not identify any exceptions to the Footnote 74 under SEC Release #34-70073, the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. **We arc pleased to report that no disagreements with management arose during the course of our** audit.

Difficulties Encountered in Perfonning the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule l7a-5, the Company presents three Supplemental Schedules that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Nelson Securities, Inc and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Nelson Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nelson Securities, Jnc as of June 30, 2025, the related statements of income and changes in stockholders· equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financiAI position of Nelson Securities, Inc as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in confonnity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Nelson Securities, Inc, as discussed in Footnote 13, had a net capital deficiency as required by Ruic I5c3-I of the SEC as of June 30, 2025. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Nelson Securities, Inc's management. Our responsibility is to express an opinion on Nelson Securities, Inc's financial statements based on our audit. We arc a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under Rule 15c3-I of the Securities and Exchange Commission, Schedule 2-Computation for Detcnnination of Reserve Requirements Pursuant to SEC Rule lSc3-3 and Schedule 3-lnfomiation Relating to Possession or Control Requirements Pursuant to SEC Ruic I5c3-3 have been subjected to audit procedures performed in conjunction with the audit of Nelson Securities, Inc's financial statements. The supplemental infonnation is the responsibility of Nelson Securities, Inc's management. Our audit procedures included detenning whether the supplemental infomiation reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness a11d accuracy of the infonnation presented in the supplemental information. In forming our opinion on the supplemental infonnation, we evaluated whether the supplemental infonnation, including its fonn and content, is presented in confonnity with 17 C.F.R. §240. I7a-5. In our opinion, the schedule's I, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
September 23, 2025

3535 Roswell Road • Suire 32 • Marietra. G.A 30062 ,•70.499.8558 • Fax 770.425.3683

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2025

ASSETS		2025
Cash and Cash Equivalents	$	205,798
Investment advisory fees and commjssions receivable		60,152
Employee receivable		6,747
Prepaid expenses & other assets		30,917
Furruture and equipment, net		6,517
Right of use lease asset		71,135
Deferred tax asset		37,939
Total Assets	$	419,205

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to vendors		4,901
Payroll and business taxes payable		105,697
Accrued salaries and commissions		205,500
Operating lease liabilities		75,269
Total Liabilities	$	391,367
Stockholders' equity:		
Common stock, $1 par value:		
Authorized, 200,000 shares:		
Issued and outstanding, 42,125 shares	$	42,125
Accumulated Deficit		(14,287)
Total Stockholder's Equity	$	27,838
Total Liabilities and Stockholder's Equity	$	419,205

*The accompanying notes are an integral
part of the financial statements*

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the year ended June 30, 2025

		202S
Revenue:		
Mutual Fund Commission and Concessions	$	144,086
Asset Management Premier Fees		2,926,888
Annuity Commjssion and Trails		214,592
Interest		1,122
Total Revenue	$	3,286,688
Expenses:		
Salaries and commissions	$	2,467,861
License and regulatory fees		35,698
Payroll taxes		133,813
Retirement plan contribution		54,814
Telephone and utilities		50,161
Occupancy and leases expense		135,327
Auto		8,000
Office expense and postage		87,183
Travel and entertainment		23,763
Business and property taxes		30,192
Professional services		22,700
Insurance		199,510
Marketing expense		19,027
Depreciation		2,863
Dues & Subscriptions		33,882
Miscellaneous		601
Total Expenses	$	3,305,395
Net loss before state & federal income taxes	$	(18,707)
State Corporate Tax paid	$	0
Provision for Federal Income Taxes		898
Net Loss	$	(19,605}

The accompanying notes are an integral
part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended June 30, 2025

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, July 1, 2024	43,250	$ 43,250	$ 0	$ 56,698	$ 99,948
Stock purchases and retirement	(1,125)	(1,125)	(0)	(51,380)	(52,505)
Net loss for the year				(19,605)	(19,605)
Balances, June 30, 2025	**42,125**	**$ 42,125**	**$ 0**	**$ (14,287)**	**$ 27,838**

*The accompanying noles are an integral
part of the financial slatements*

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the year ended June 30. 2025

Cash flows provided (used) by operating activities:

Net income (loss)	$ (19,605)
Adjustment to reconcile net loss to	
net cash used for operating activities:	
Depreciation	2,603
Right of use asset	4,134
Changes in assets and liabilities:	
Fees and commissions receivable	8,852
Employee receivable	(802)
Prepaid expenses	(16,783)
Payable to vendors	789
Payroll and business taxes payable	6,738
Accrued salaries and commission	81,500
Net cash nows provided (used) by operating activities	67,428

Cash flows provided (used) by financing activities:

Purchase and retirement of common stock	(52,505)
Net cash flows provided (used) by financing activities	(52,505)
Net change in cash and cash equivalents	14,923
Cash and cash equivalents - Beginning of the year	190,875
Cash and cash equivalents - End of the year	$ 205,798

Supplemental Information

Interest paid in cash	
Federal and state income taxes paid in cash	0

The accompanying notes are an integral
part of the.financial statements

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies:

Business Activity - Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington and San Diego, California.

The Company is engaged in various brokerage activities in which counterparties primaiily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer act1v1ttcs involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabitities at the date of the financial statements and the reported amounts ofrevenues and expenses during the reporting period. Actual results could differ from such estimates.

Tratle Settlement - Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade basis. Securities transactions of the Compai1y are recorded on a trade date basis.

Concentration of Credit Risk - The Company places its cash with hjgh quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be significant credit risk.

Accounts Receivables - The Company's accounts receivable consist primarily of commissions due from various insurance and mutual fund companies, and investment advisory fees from the clearing firm under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these arnow1ts to be a significant credit risk.

Employee Receivables - The Company's employee receivables consist if amounts owed to the Company by employees for payments made on behalf of the brokers for certain licenses. Repayment is made through payroll deductions.

Basis of Accounting - The Company's financial statements are prepared in confonnjty with generally accepted accounting principles in the US and prepared on an accrual basis as required by FINRA and the SEC.

Leases- The Company has adopted ASC842, leases. Under GAAP, for lease arrangements exceeding a 12-montb term, a lessee is required to recognize in the statement of financial condition a liability to make a lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. GAAP requires the operating lease costs to be recognized in the income statement as a single lease cost, while finance lease costs are recognized in two components, which include interest and amortization expense. (See Note 7)

Property and Equipment - furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which will range from three to ten years. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

2. **Revenue from Contracts with Customers**

The Company has adopted ASC 606, revenue with contracts with customers. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by the transferring of goods or services to a customer. The services that fall within the scope of ASC 606 are as follows:

Mutual Fund Commission aml Concessions - The Company facilitates the purchase and redemption of shares of mutual funds on behalf of its customers. Commissions and related expenses are determined by the closing share price at the end of the day. The Company believes that the performance obligation is satisfied on the purchase date because that is when the underlying financial instrument or purchaser is identilied, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Concessions consist of I2b-l fees managed by the Company. 12b-l fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. I 2b-l fees are earned over time and collected from the funds on a monthly or quarterly basis.

Asset Management Premier Fees - The Company provided investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

Annuity Commission and Trails - The Company facilitates the execution of annuity contracts on behalf of its customers. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Commission is received upon issuance of the policy and trails are paid monthly by the issuer starting in year two of the contract for the duration of the term of the contract.

Interest - Net interest revenue, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of ASC 606 and is included in the table below to reconcile to net revenues disclosed within the Statement of Income.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Disaggregated Reve11uefrom Contracts with Customers
The following table presents revenue by major source.

Revenue from contract with customers		2025
Mutual Fund Commission and Concessions	$	144,086
Asset Management Premier Fees		2,926,888
Annuity Commission and Trails		214,592
Interest		1,122
Miscellaneous Income		0
Total Revenue	$	3,286,688

3. Furniture and Equipment:

Furniture and equipment at June 30, 2025 consisted of the following:

Furniture and fixtures	$	61,740
Computer equipment		84,510
	$	146,250
Less accumulated depreciation		139,733
	$	6,517

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule I5c3-I of the Securities and Exchange Act of 1934,

The Company was required to maintain minjmum net capital of $21,349 at June 30, 2025, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company has net capital deficit of $54,282 at June 30, 2025 and excess deficit of 75,631. The Company's net capital ratio (aggregate indebtedness to net capital) was Oto 1 at June 30, 2025.

5. Retirement Plan:

The Company has adopted a 40l(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a safe harbor match of 3% (maximwn $10,500) made by the Company. Total expense related to the plan for the year end June 30, 2025 was $54,813.

6. Income Taxes:

The Company adopted ASC 740, Income Taxes. The Company is required to evaluate its' tax positions to determine if they are more than likely to be sustained upon examination. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxed currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of June 30, 2025, the benefit for deferred federal tax benefit is $37,939.

Deferred tax asset-net operating loss carry forward	$37,939
Less valuation allowance	$0
	$37,939

The change in the valuation allowance or deferred tax assets related to the net operating loss carry forward is as follows:

Beginning of year valuation allowance	40,20 I
Increase in deferred tax asset valuation allowance	(2.262)
End of year valuation allowance	$37,939

At June 30, 2025, the Company has an unused operating loss canyforward of approximately $180,662 that does not expire.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commjssions for fiscal year ending prior to June 30, 2021.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2025, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

7. Lease Commitments:

The Company's lease agreements primarily cover office space in various states expiring at various dates. The Company's leases are predominantly operating leases, which are included in operating lease assets and operating lease liabilities on the Company's statement of financial condition. The Company' current lease arrangement expire from 2025 through 2026, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liability balances.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the praclical expedienl to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to detennine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The Company used the incremental borrowing rate to detennine the commencement date net present value of the leases. The Company's lease agreements generally do not provide a readily detenninable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for net present vaJue of paymenls is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statements of financiaJ condition.

The components of lease costs for the year ended June 30, 2025 as are follows:

Operating lease costs	$	135,327

Amounts reported in the statement of financiaJ position as of June 30, 2025 were as follows:

Operating lease right-of-use (ROU) asset	$	71,135
Operating lease liability	$	75,269

Other information related to leases as of June 30, 2025 as follows:

Weighted average remaining lease term	1,2 years
Weighted average discount rate	3.4%

Maturities oflease liabilities under noncancelable operating leases as of June 30, 2025, are as follows:

Years ending June 30, 2026		66,462
Years ending June 30, 2027		10,355
	$	76,816
Less discount		(1,547)
Total Lease Liability		75,269

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

8. Stockholders' Equity:

The Company has two classes of common stock shares authorized. 100,000 shares are voting common stock and 100,000 shares are non-voting common stock. No other rights or restrictions are noted on common stock shares.

9. Related Party:

On March 1, 2025, the Company repurchased l, 125 shares of its common stock for $52,505. The repurchased shares were retired and the cost the repurchased shares recorded as a reduction of stockholder equity. A stockholder provides professional services to the Company under a cancellable agreement for which $17,727 of expense is record on the statement of operations.

10. Cash and Cash Equivalents:

Cash and Cash Equivalents include short term investments with original maturities of three months or less.

11. The Company is evaluating new accounting standards and will implement as required.

12. Single Reportable Segment:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

13. Subsequent Event Disclosure

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 19. 2025, the day the financial statements were available to be issued. On July 23, 2025, the Company discovered that the firm was in violation of the minjmum net capital provision of Rule 15c3-l, in the amount of$54,282. On July 23, 2025, Lhe furn provided notification to regulators and the net capital violation had been cured via capital contribution of $252,573 on July 2, 2025. The contribution brought the net capital balance to $169,196.

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-l
June 30, 2025

Shareholder's Equity			$	**27,838**
Deductions:				
Non-allowable assets:				
Employee receivables	$	6,747		
Prepaid expenses & deferred tax asset		68,856		
Furniture and equipment at cost, net of accumulated depreciation		6,517		
			$	**82,120**
Net deficit			$	**(54,282)**
Net deficit			$	**(54,282)**
Required net capital			$	**21,349**
Excess deficit of required minimum			$	**(75,631)**
Aggregate indebtedness:				
Operating lease liability in excess of lease ROU Asset	$	4,134		
Payable to vendors		4,901		
Payroll and business taxes payroll		105.697		
Accrued salaries and commissions		205,500		
Total aggregate indebtedness			**$**	**320,232**
Ratio of aggregate indebtedness to net capital				**0 to 1**

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of June 30, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Nelson Securities. Inc

We have reviewed management's statements for the year ended June 30, 2025, included in the accompanying Rule I Sc3-3 Exemption Report pursuant to SEC Rule I 7a-5, in which (I) Nelson Securities, Inc (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.I 5c3-3, and (2) the Company is filing this Exemption Report relying on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.I 7a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription basis and investment advisory fees from providing investment advisory services to clients.

In addition, the Company did not directly or indirectly receive, hold. or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule I Sc2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule I Sc3-3) throughout the most recent fiscal year without exception.

Nelson Securities, Inc's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.I 7a-5 and related SEC Staff Frequently Asked Questions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nelson Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 ofche SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.I 7a-5. and related SEC Staff Frequently Asked Questions.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
September 23, 2025

3535 Roswell Road • Suite 32 • Marierra. GA 30062 • 770.4-99.8558 • Fax 7,0.<1-25.3683

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIRMENTS PURSUANT TO SEC RULE 15c3-3
June 30, 2025

The Company is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund and investment advisory services.   The Company does not receive or deliver customer funds or securities and is exempt pursuant to relying on Footnote 74 of the SEC Release No. 34-70073.

SCHEDULE 3
INFORMATION RELATfNG TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO SEC RULE 15c3-3
June 30, 2025

The Company is exempt from the requirements of SEC Rule 15c3-3 Customer Protection - Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

NELSON SECURITIES, INC.

Exemption Report

July 1, 2024 - June 30, 2025

Nelson Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission {17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-S(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240-17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company: (2) and investment advisory fees from providing investment advisory services to clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nelson Securities, Inc.

I, Robert 0. Nelson, Jr., affirm that, to the best of my knowledge and belief, this Exemption Report is true & correct.

President
Nelson Securities, Inc.
6/30/2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
Nelson Securities, Inc

We have performed the procedures included in Rule I7a-5(e}(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Nelson Securities, Inc (the Company) and the SIPC, solely to assist you and SlPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Amended form SIPC-7) for the year ended June 30. 2025.

Managemcnt of the Company has agreed to and acknowledged that the procedures perfonned are appropriatc to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on **Amended** Form SlPC-7 for the year ended June 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. **This** report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for detennining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

I) Compared the listed assessment payments in the **Amended** Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2025, as applicable, with the amounts reported in **Amended** Form SIPC-7 for the year ended, noting trivial differences;

3) Compared any adjustments reported in the **Amended** Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in the **Amended** Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the **Amended** Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perfonn this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion. respectively, on the Company's **Amended** Form SIPC-7 and for its compliance with the applicable instructions on the **Amended** Form SlPC-7 for the year ended June 30, 2025. Accordingly. we do not express such an opinion or conclusion. Had we perfonned additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company. CPA's. P.C.
Mariella, Georgia
September 23, 2025

3535 Roswell Road • Suite 32 • Marietta GA 30062 • 770.499.8558 • Fax 7,0.425.3683

SECURITIES INVESTOR PROTECTION CORPORATION

GENERALASSESSMENTFORM

For the first half of the fiscal year ending   <u>6/30/2025</u>

Determination of "SIPC NET Operating Revenues· and General Assessment for·

MEMBER NAME   SEC *No.*

NELSON SECURITIES INC   8-30576

For the fiscal period beginning ___ 7/_1_/2_0_2_4_ and ending   <u>12/31/2024</u>

Total Revenue (FOCUS Report - Statement of Income (Loss) - Code 4030)		$ 1.ti5tl.3/8 00
2	Additions:	
	a Total revenues from the securities business of subsidiaries (except foreign subs1d1anes) and predecessors not included above.	
	b Net loss from principal transactions in securities in trading accounts.	
	c Net loss from principal transactions in commodities In trading accounts.	
	d Interest and dividend expense deducted in determining item 1.	
	c Net loss from management of or participation in the underwriting or d1stnbution of securities.	
	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
	g Net loss from securities in investment accounts.	
	h Add tines 2a through 2g. This is your total additions.	
3	Add lines 1 and 2h	S 1,658.378 00
it	Deductions:	
	a Revenues from the distnbulion of shares or a registered open end investment company or unit investment trust, lrom the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 70,234.00
	b Revenues from commodity transactions.	
	c Commissions. floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	d Reimbursements for postage in connoct1on with proxy sohc1tat1ons.	
	e Net gain from securities in investment accounts.	
	100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	h Other revenue not related either directly or indirectly to the securities business.	S 116,232.00

Deductions in excess of $100,000 require documentation

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the first half or tile fiscal year ending   6/30/2025

5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss)- Coda 4075 plus line 2d above) but not in excess of total interest and dividend Income	
	b 40% or margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c Enter the greater of line Sa or Sb	S 0.00
6	Add lines 4a through 4h and Sc. This is your total deductions.	S 186,466.00
7	Subtract line 6 from line 3. This is your SIPC Net Operating Revenues.	$1,471,912.00
8	Multiply line 7 by .0015. This is your General Assessment.	S 2,207.00
9	Current overpaymenVcredlt balance, if any	.S 0.00
10	Subtract line 9 from line 8. This is your assessment balance due.	S 2.207.00
11	Interest (see instructions) for O days late at 20% per annum	S 000
12	Amount you owe SfPC. Add lines 10 and 11.	S 2,207 0
13	OverpaymenUcredit carried forward (if applicable)	S 0.00

SEC *No.* 8-30576	*Designated Examining Authority* DEA: FINR/\	*FYE* 2025	*Month* Jun

MEMBER NAME   NELSON SECURITIES INC
MAILING ADDRESS 9718 N MORTON CT
                              SPOKANE, WA 99218

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

By checl<ing this box, you certify that you have the authority of the   IPC member to sign this form: that all information in this form 1s true and complete: and that on behalf or the SIPC member, you are authorized, and do hereby consent. to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

___NELSON SECURITIES INC___ _____   Patrick Donahue

(Name of SIPC Member)   (Authorized Signatory)

_____   1/28/2025   _____   pdonahue@nelson-secur1t1es.com

(Date)   (e-mail address)

Completion or the "Authorized Signatory· line will be deemed a signature.

This form and the assessment payment arc due 30 days after the end of the first six months of the fiscal year.

Thank you for your payments

I. as agont lor tho SIPC Member firm und for wluch I have signatory nuthonty, m1thon.:c SIPC electronically to debit the account ending in 7152, in the amount of S2.207.00 on or tt,c next business day alter 0 1/2812025 I understand that because this Is an electronic transaction. these funds may be withdrawn from tl,c account as soon as today. This .1uthonIntIon will roma,n 1n lull fore and eflccl unlil I nohfy SIPC by lolephono flt (202) 371-0300 /\ND by onm1I ell /\CII('r SIPC.nrn hofor" 11 00 p.m. I: I on tocli'ly's no' to withdraw authorilat1011

Reference#

B2502881333145

Paymont Dato
01/28/2025

SEC Rcgistr.ition No.
8-30576

MemborNamo
NELSON SECURITIES INC

Email Receipt to
pdonahue@nelson-secunt1es.com

Payment Type
Direct Payment

Dovlco Typo
Web

Additional Comments

Routing Number
... 1651

Bank
STATE BANK NORTHWEST

Name on Account
NELSON SECURITIES INC

Payment Method
Business c:hecking •--7157.

Status
Pending

Total Payment Amount
$2,207.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERALASSESSMENTFORM

For the fiscal year ended 6/30/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for.

MEMBER NAME — NELSON SECURITIES INC

SEC No. — 8-30576

For the fiscal period beginning 7/1/2024 and ending 6/30/2025

1	Total Revenue (FOCUS Report - Statement of Income (Loss)- Code 4030)		3,286,688
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions In commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted In determining net profit management of or participation In underwriting or distribution or securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your total additions.		$ 0.00
3	Add lines 1 and 2h		3286 688
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end Investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements *for* postage In connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses or printing, advertising, and legal fees incurred In connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) or the Act).		
h	Other revenue not related either directly or indirecUy to the securities business.	S 228,791.00	
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss)- Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% or margin interest earned on customers securities accounts (40% of FOCUS Report - Statement or Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your total deductions.		$228,791.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERALASSESSMENTFORM

For the fiscal year endod 6/30/2025

7	Subtract line 6 from line 3. This is your SIPC Net Operating Revenues.			3;05?/197
8	Multiply line 7 by .0015. This is *your* Gonoral Assossrnont.			t/_,8·7
9	Current overpaymenVcredit balance, if any			S 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		S 2.207.00	
11	a Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	S 0.00		
	b Any other overpayments applied	S 0.00		
	c All payments applied for 2025 SIPC-6 and 6A(s)	S 2,207.00		
	d Add lines 11a through 11c		S 2,207.00	
12	LESSER of line 10 or 11d.			S 2,207.00
13	a Amount from line 8		t/Sr/,pCJ	
	b Amount from line 9		S 0.00	
	c Amount from line 12		S 2,207.00	
	d Subtract lines 13b and 13c from 13a. Tt,is Is your assessment balance duo			2380
14	Interest (see instructions) for O days late at 20% per annum			S 0.00
15	!Amount you owe StPC. Addlines 13d and 14.			2380
16	OverpaymenVcredit carried forward (if applicable)			

SEC *No.*	*Designated Examining Authonty*	*FYE*	*Month*
8-30576	DEA: FINRA	2025	Jun

MEMBER NAME NELSON SECURITIES INC
MAILING ADDRESS 9718 N MORTON CT
SPOKANE. WA 99218

Suosid1anes (S) and predecessors (P) included 1n the form (give name and SEC number)

By checking this box. you certify that you have u,c authority of the SIPC member to sign this form: that all information m this form is true and complete; and that on behalf of the SIPC member, you are authonzed, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NELSON SEC□RITJ!=□ INC
(Name of StPC Member)

Patrick Donahue
(Authonzed Signatory)

7/28/2025
(Date)

pdonahue@nelson-secunties.com
(e-mail address)

Completion *of* the "Authorized Signatory· line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.